                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. ___)*


                 Maxus Real Property Investors - Four, L.P.
                              (Name of Issuer)

                          Limited Partnership Units
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                     N/A
-------------------------------------------------------------------------------
                               (CUSIP Number)

                           Robert M. LaRose, Esq.
                             Thompson Coburn LLP
                              One Firstar Plaza
                          St. Louis, Missouri 63101
                               (314) 552-6000
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 6, 2001
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box | |.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                          -------------------
                                                           Page 2 of 5 Pages
                                                          -------------------
                                SCHEDULE 13D

================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         O. Bruce Mills
================================================================================
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) | |
                                                                        (b) |X|

================================================================================
3        SEC USE ONLY


================================================================================
4        SOURCE OF FUNDS*
         BK

================================================================================
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              | |

================================================================================
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

================================================================================
                     7     SOLE VOTING POWER
                           724 Units

   NUMBER OF         ===========================================================
    SHARES           8     SHARED VOTING POWER
 BENEFICIALLY              0
   OWNED BY
     EACH            ===========================================================
  REPORTING          9     SOLE DISPOSITIVE POWER
   PERSON                  724 Units
    WITH
                     ===========================================================
                     10    SHARED DISPOSITIVE POWER
                           0

================================================================================
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         724 Units

================================================================================
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            | |

================================================================================
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.9%

================================================================================
14       TYPE OF REPORTING PERSON*
         IN

================================================================================

                                                          -------------------
                                                           Page 3 of 5 Pages
                                                          -------------------



                           INTRODUCTORY STATEMENT
                           ----------------------

         This Initial Schedule 13D with respect to the Limited Partnership Units (the "Units") of Maxus Real Property Investors - Four, L.P., a Missouri limited partnership ("Maxus"), is being filed by O. Bruce Mills, an individual residing in St. Louis, Missouri.

ITEM 1.           SECURITY AND ISSUER:

         This Initial Schedule 13D relates to the Units of Maxus purchased by O. Bruce Mills. The address of the principal executive offices of Maxus is 104 Armour Road, North Kansas City, Missouri 64116.

ITEM 2.           IDENTITY AND BACKGROUND:

  1.     (a)      Name: O. Bruce Mills.

         (b) Business address: 15480 Elk Ridge Lane, Suite 200, Chesterfield, Missouri 63017.

         (c) Present principal occupation and name, principal business and address of any corporation or partnership in which such employment is conducted: O. Bruce Mills is engaged in various real estate transactions conducted through the following entities wholly owned by Mr. Mills: Mills Properties, Inc., Mills Management, Inc. and Mills Realty, Inc.; business address: 15480 Elk Ridge Lane, Suite 200, Chesterfield, Missouri 63017.

         (d) O. Bruce Mills has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) O. Bruce Mills has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

         (f)      Citizenship:  United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         The purchase of the Units was funded through a credit facility with Bank of Washington, Washington, Missouri. The credit facility is payable on demand and bears interest at the prime rate plus one percent as offered by the Bank of Washington from time to time. The credit facility is secured by collateral other than and not including the Units purchased in the transactions described in this Initial Schedule 13D.

                                                          -------------------
                                                           Page 4 of 5 Pages
                                                          -------------------


ITEM 4.           PURPOSE OF TRANSACTION:

         O. Bruce Mills purchased 473 Units as reported in this Initial
Schedule 13D pursuant to a tender offer under Section 14(d) of the Securities Exchange Act of 1934, as amended. Mr. Mills sought to obtain control of Maxus and to replace the general partner of Maxus with Mills Properties, Inc. In addition, Mr. Mills intended to replace the existing property manager of Woodhollow Apartments with Mills Properties, Inc. The tender offer terminated on August 7, 2001. Since the termination of the tender offer, Mr. Mills has purchased an additional 246 Units from individual holders who have offered to sell these Units to him. Except as set forth herein, Mr. Mills does not have any plan or proposal which relates to or would result in any other action specified in clauses (a) through (i) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER:

         (a) O. Bruce Mills is the beneficial owner of 724 Units, representing 5.9% of the 12,247 Units of Maxus issued and outstanding as of August 31, 2001.

         (b) O. Bruce Mills believes he has sole voting and dispositive power with respect to the Units stated above as beneficially owned by him, although at the date hereof, the transfer agent for Maxus has refused to transfer the Units purchased into his name and the general partner has not yet recognized him as a limited partner of Maxus.

         (c) The 473 Units purchased between August 14, 2001 and August 17, 2001 were purchased by O. Bruce Mills at $400 per Unit pursuant to the terms set forth in the Offer to Purchase, dated July 10, 2001. The Units purchased since August 17, 2001 have been purchased at $400 per Unit by O. Bruce Mills directly from the Unit holder, each of whom offered to sell those units to him after completion of the tender offer. The date of each purchase, the number of Units purchased and the purchase price paid for each sale is set forth on Schedule 5(c) hereto, incorporated herein by reference.
         -------------

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS:

         Exhibit 1         Promissory Note, dated August 8, 2001, by
                           O. Bruce Mills in favor of Bank of Washington, evidencing the debt incurred by Mr. Mills to fund the purchase of the Units.

                                                          -------------------
                                                           Page 5 of 5 Pages
                                                          -------------------


                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2001


                                                   /s/ O. Bruce Mills
                                                   --------------------------
                                                   O. Bruce Mills

                           SCHEDULE 5(C)

DATE                              UNITS                PURCHASE PRICE
========================================================================
08/14/01                             10                     $4,000.00
08/14/01                              7                     $2,800.00
08/14/01                              5                     $2,000.00
08/14/01                             15                     $6,000.00
08/14/01                             50                    $20,000.00
08/14/01                              6                     $2,400.00
08/14/01                             10                     $4,000.00
08/14/01                              5                     $2,000.00
08/14/01                             20                     $8,000.00
08/14/01                              5                     $2,000.00
08/14/01                             10                     $4,000.00
08/14/01                             10                     $4,000.00
08/14/01                              2                       $800.00
08/14/01                              5                     $2,000.00
08/14/01                             10                     $4,000.00
08/14/01                              5                     $2,000.00
08/14/01                             11                     $4,400.00
08/14/01                              5                     $2,000.00
08/14/01                              5                     $2,000.00
08/14/01                              5                     $2,000.00
08/14/01                              5                     $2,000.00
08/14/01                             10                     $4,000.00

08/15/01                              5                     $2,000.00
08/15/01                              5                     $2,000.00
08/15/01                              6                     $2,400.00
08/15/01                              5                     $2,000.00
08/15/01                              5                     $2,000.00
08/15/01                              8                     $3,200.00
08/15/01                             10                     $4,000.00
08/15/01                              5                     $2,000.00
08/15/01                             10                     $4,000.00
08/15/01                             10                     $4,000.00
08/15/01                              5                     $2,000.00
08/15/01                              5                     $2,000.00
08/15/01                              5                     $2,000.00
08/15/01                              5                     $2,000.00
08/15/01                              7                     $2,800.00
08/15/01                              5                     $2,000.00
08/15/01                              3                     $1,200.00
08/15/01                              5                     $2,000.00
08/15/01                             15                     $6,000.00
08/15/01                              5                     $2,000.00
08/15/01                             10                     $4,000.00
08/15/01                             10                     $4,000.00
08/15/01                             25                    $10,000.00
08/15/01                              8                     $3,200.00
08/15/01                             30                    $12,000.00




DATE                              UNITS                PURCHASE PRICE
========================================================================
08/17/01                              5                     $2,000.00
08/17/01                             20                     $8,000.00
08/17/01                              5                     $2,000.00
08/17/01                             10                     $4,000.00
08/17/01                              5                     $2,000.00

08/20/01                             42                    $16,800.00
08/20/01                              5                     $2,000.00
08/20/01                             25                    $10,000.00

08/23/01                             25                    $10,000.00
08/23/01                             10                     $4,000.00

09/06/01                             10                     $4,000.00
09/06/01                             15                     $6,000.00
09/06/01                              5                     $2,000.00
09/06/01                              5                     $2,000.00
09/06/01                             10                     $4,000.00
09/06/01                              5                     $2,000.00
09/06/01                             20                     $8,000.00
09/06/01                              5                     $2,000.00

09/07/01                              5                     $2,000.00

10/12/01                              2                       $800.00

11/09/01                             25                    $10,000.00
11/09/01                             20                     $8,000.00
11/09/01                              5                     $2,000.00
11/09/01                              2                       $800.00
11/09/01                              5                     $2,000.00

TOTALS:                             719                   $287,600.00

                                                                   Exhibit 1
                                                                   ---------

------------------------------------------------------------
O. BRUCE MILLS
NANCY MILLS
15480 ELK RIDGE LANE, STE 200
CHESTERFIELD, MO  63017-5313


                BORROWER'S NAME AND ADDRESS
  "I" includes each borrower above, joint and severally
------------------------------------------------------------


------------------------------------------------------------
BANK OF WASHINGTON
MAIN AND OAK STREETS - BOX 377
WASHINGTON, MO  63090


                LENDER'S NAME AND ADDRESS
   "You" means the lender, its successors and assigns.
------------------------------------------------------------



------------------------------------------------------------
Loan Number  5011560903
            ----------------------
Date  AUGUST 8, 2001
    ------------------------------
Maturity Date  AUGUST 8, 2002
              --------------------
Loan Amount $300,000.00
            ----------------------
Renewal Of
           -----------------------
   CIA/WWE/DAJ
------------------------------------------------------------

For value received, I promise to pay to you, or your order, at your address listed above, the PRINCIPAL sum of THREE HUNDRED THOUSAND AND NO/100 Dollars
                                   ---------------------------------

$300,000.00
---------------------------
| | SINGLE ADVANCE: I will receive all of this principal sum on ______________.
    No additional advances are contemplated under this note.
|X| MULTIPLE ADVANCE: The principal sum shown above is the maximum amount of principal I can borrow under this note. On AUGUST 8, 2001, I will receive
                                               --------------
    the amount of $____________________ and future principal advances are contemplated.
    CONDITIONS: The conditions for future advances are: ____________________
    ________________________________________________________________________
    ________________________________________________________________________
    | | OPEN END CREDIT: You and I agree that I may borrow up to the maximum amount of principal more than one time. This feature is subject to all other conditions and explanations on _______________.
    |X| CLOSED END CREDIT: You and I agree that I may borrow up to the maximum only one time (and subject to all other conditions).
INTEREST: I agree to pay interest on the outstanding principal balance from
    AUGUST 8, 2001 at the rate of 7.750% per year until FIRST CHANGE DATE
    --------------                ------               --------------------
|X| VARIABLE RATE: This rate may then change as stated below:
    |X|INDEX RATE: The future rate will be 1.000% OVER the following index
                                           -----------
    rate: THE MINIMUM PRIME RATE OF INTEREST AS PUBLISHED EACH BUSINESS DAY
          ------------------------------------------------------------------
    IN THE MONEY SECTION OF THE WALL STREET JOURNAL
    ------------------------------------------------------------------------

    ------------------------------------------------------------------------
    | | NO INDEX: The future rate will not be subject to any internal or external index. It will be entirely in your control.
    |X| FREQUENCY AND TIMING: The rate on this note may change as often as
        DAILY        A change in the interest rate will take effect
        ------------
        ON THE SAME DAY
        --------------------------------------------------------------------
    | | LIMITATIONS: During the term of this loan, the applicable annual interest rate will not be more than ________% or less than _______%. The rate may not change more than _____________% each _____________ EFFECT OF VARIABLE RATE: A change in the interest rate will have the following effect on the payments:
    |X| The amount of each scheduled payment will change.
    |X| The amount of the final payment will change.
    | | _____________________________________________________________________
ACCRUAL METHOD: Interest will be calculated on a   ACTUAL/360   basis.
                                                 --------------
POST MATURITY RATE: I agree to pay interest on the unpaid balance of this note owing after maturity and until paid in full, as stated below:
    |X| on the same fixed or variable rate basis in effect before maturity
        (as indicated above).
    | | at a rate equal to _________________________________________________
|X| LATE CHARGE: If a payment is made more than   15   days after it is due,
                                                ------
    I agree to pay a late charge of 5.000% OF THE LATE PAYMENT WITH A
                                    ----------------------------------------
    MINIMUM OF $1.00 AND A MAXIMUM OF $999.99
    ------------------------------------------------------------------------
| | ADDITIONAL CHARGES: In addition to interest, I agree to pay the
    following charges when  | | are   | | are not  included in the principal
    amount above:
                 -----------------------------------------------------------
PAYMENTS: I agree to pay this note as follows:
|X| INTEREST: I agree to pay accrued interest ON THE 8TH DAY OF EACH MONTH
                                              ------------------------------
    BEGINNING SEPTEMBER 8, 2001
    ------------------------------------------------------------------------
|X| PRINCIPAL: I agree to pay the principal AUGUST 8, 2002
                                            --------------------------------
    ------------------------------------------------------------------------
| | INSTALLMENTS: I agree to pay this note in _________ payments. The first payment will be in the amount of $_____________________ and will be due ____________________________. A payment of $________________ will be due _______________________________________ thereafter. The final payment of the entire unpaid balance of principal and interest will be due _______________________________________________________________.
| | UNPAID INTEREST: If checked, then any accrued interest not paid when due
    (whether due by reason of a schedule of payments or due because of Lender's demand) will become part of the principal thereafter, and will bear interest at the interest rate in effect from time to time as provided for in this agreement.
ADDITIONAL TERMS:




---------------------------------------------------
| | SECURITY: This note is separately secured by (describe separate document by type and date):




(This section is for your internal use. Failure to
list a separate security document does not mean
the agreement will not secure this note.)
----------------------------------------------------
Signature for Lender



----------------------------------------------------


----------------------------------------------------



PURPOSE: The purpose of this loan is BUSINESS: WORKING CAPITAL
                                     --------------------------------------
SIGNATURES: I AGREE TO THE TERMS OF THIS NOTE (INCLUDING THOSE ON PAGE 2). I have received a copy on today's date.


x  /s/ O. Bruce Mills
  -----------------------------------------------------------------
  O. BRUCE MILLS


x  /s/ Nancy Mills
  -----------------------------------------------------------------
  NANCY MILLS


  -----------------------------------------------------------------


  -----------------------------------------------------------------
                                                      (page 1 of 2)

DEFINITIONS: As used on page 1, "|X|" means the terms that apply to this loan. "I," "me" or "my" means each Borrower who signs this note and each other person or legal entity (including guarantors, endorsers, and sureties) who agrees to pay this note (together referred to as "us"). "You" or "your" means the Lender and its successors and assigns.
APPLICABLE LAW: The law of the state of Missouri will govern this note. Any term of this note which is contrary to applicable law will not be effective, unless the law permits you and me to agree to such a variation. If any provision of this agreement cannot be enforced according to its terms, this fact will not effect the enforceability of the remainder of this agreement. No modification of this agreement may be made without your express written consent. Time is of the essence in this agreement.
PAYMENTS: Each payment I make on this note will first reduce the amount I owe you for charges which are neither interest nor principal. The remainder of each payment will then reduce accrued unpaid interest, and then unpaid principal. If you and I agree to a different application of payments, we will describe our agreement on this note. I may prepay a part of, or the entire balance of this loan without penalty, unless we specify to the contrary on this note. Any partial prepayment will not excuse or reduce any later scheduled payment until this note is paid in full (unless, when I make the prepayment, you and I agree in writing to the contrary).
INTEREST: Interest accrues on the principal remaining unpaid from time to time, until paid in full. If I receive the principal in more than one advance, each advance will start to earn interest only when I receive the advance. The interest rate in effect on this note at any given time will apply to the entire principal advanced at that time. You and I may provide in this agreement for accrued interest not paid when due to be added to principal. Notwithstanding anything to the contrary, I do not agree to pay and you do not intend to charge any rate of interest that is higher than the maximum rate of interest you could charge under applicable law for the extension of credit that is agreed to here (either before or after maturity). If any notice of interest accrual is sent and is in error, we mutually agree to correct it and if you actually collect more interest than allowed by law and this agreement, you agree to refund it to me.
INDEX RATE: The Index will serve only as a device for setting the rate on this note. You do not guarantee by selecting this Index, or the margin, that the rate on this note will be the same rate you charge on any other loans or class of loans to me or other borrowers.
ACCRUAL METHOD: The amount of interest that I will pay on this loan will be calculated using the interest rate and accrual method stated on page 1 of this note. For the purpose of interest calculation, the accrual method will determine the number of days in a "year." If no accrual method is stated, then you may use any reasonable accrual method for calculating interest.
POST MATURITY RATE: For purposes of deciding when the "Post Maturity Rate" (shown on page 1) applies, the term "maturity" means the date of the last scheduled payment indicated on page 1 of this note or the date you accelerate payments on the note, whichever is earlier.
SINGLE ADVANCE LOANS: If this is a single advance loan, you and I expect that you will make only one advance of principal. However, you may add other amounts to the principal if you make any payments described in the "PAYMENTS BY LENDER" paragraph below, or if we have agreed that accrued interest not paid when due may be added to principal.
MULTIPLE ADVANCE LOANS: If this is a multiple advance loan, you and I expect that you will make more than one advance of principal. If this is closed end credit, repaying a part of the principal will not entitle me to additional credit.
PAYMENTS BY LENDER: If you are authorized to pay, on my behalf, charges I am obligated to pay (such as property insurance premiums), then you may treat those payments made by you as advances and add them to the unpaid principal under this note, or you may demand immediate payments of the charges.
SET-OFF: I agree that you may set off any amount due and payable under this note against any right I have to receive money from you.
    "Right to receive money from you" means:
    (1) any deposit account balance I have with you;
    (2) any money owed to me on an item presented to you or in your possession for collection or exchange; and
    (3) any repurchase agreement or other nondeposit obligation.
     "Any amount due and payable under this note" means the total amount of which you are entitled to demand payment under the terms of this note at the time you set off. This total includes any balance the due date for which you properly accelerate under this note.
     If my right to receive money from you is also owned by someone who has not agreed to pay this note, your right of set-off will apply to my interest in the obligation and to any other amounts I could withdraw on my sole request or endorsement. Your right of set-off does not apply to an account or other obligation where my rights are only as a representative. It also does not apply to any Individual Retirement Account or other tax-deferred retirement account.
     You will not be liable for the dishonor of any check when the dishonor occurs because you set off this debt against any of my accounts. I agree to hold you harmless from any such claims arising as a result of your exercise of your right of set-off.
REAL ESTATE OR RESIDENCE SECURITY: If this note is secured by real estate or a residence that is personal property, the existence of a default and your remedies for such a default will be determined by applicable law, by the terms of any separate instrument creating the security interest and to the extent not prohibited by law, and not contrary to the terms of the separate security instrument, by the "Default" and "Remedies" paragraphs herein.
DEFAULT: I will be in default if any one or more of the following occur: (1)
I fail to make a payment on time or in the amount due; (2) I fail to keep the property insured, if required; (3) I fail to pay, or keep any promise, on any debt or agreement I have with you; (4) any other creditor of mind attempts to collect any debt I owe him through court proceedings; (5) I die, am declared incompetent, make an assignment for the benefit of creditors, or become insolvent (either because my liabilities exceed my assets or I am unable to pay my debts as they become due); (6) I make any written statement or provide any financial information that is untrue or inaccurate at the time it was provided; (7) I do or fail to do something which causes you to believe that you will have difficulty collecting the amount I owe you; (8) any collatoral securing this note is used in a manner or for a purpose which threatens confiscation by a legal authority; (9) I change my name or assume an additional name without first notifying you before making such a change;
(10) I fail to plant, cultivate and harvest crops in due season if I am a producer of crops; (11) any loan proceeds are used for a purpose that will contribute to excessive erosion of highly erodible land or to the conversion of wetlands to produce an agricultural commodity, as further explained in 7 C.F.R. Part 1940, Subpart G, Exhibit M.
REMEDIES: If I am in default on this note you have, but are not limited to, the following remedies:
     (1) You may demand immediate payment of all I owe you under this note (principal, accrued unpaid interest and other accrued charges).
     (2) You may set off this debt against any right I have to the payment of money from you, subject to the terms of the "Set-Off" paragraph herein.
     (3) You may demand security, additional security, or additional parties to be obligated to pay this note as a condition for not using any other remedy.
     (4) You may refuse to make advances to me or allow purchases on credit by me.
     (5) You may use any remedy you have under state or federal law.
By selecting any one or more of these remedies you do not give up your right to later use any other remedy. By waiving your right to declare an event to be a default, you do not waive your right to later consider the event as a default if it continues or happens again.
COLLECTION COSTS AND ATTORNEY'S FEES: I agree to pay all costs of collection, replevin or any other or similar type of cost if I am in default. In addition, if you hire an attorney to collect this note, I also agree to pay any fee you incur with such attorney plus court costs (except where prohibited by law). To the extent permitted by the United States Bankruptcy Code, I also agree to pay the reasonable attorney's fees and costs you incur to collect this debt as awarded by any court exercising jurisdiction under the Bankruptcy Code.
WAIVER: I give up my rights to require you to do certain things. I will not require you to:
     (1) demand payment of amounts due (presentment);
     (2) obtain official certification of nonpayment (protest); or
     (3) give notice that amounts due have not been paid (notice of dishonor).
     I waive any defenses I have based on suretyship or impairment of collateral.
OBLIGATIONS INDEPENDENT: I understand that I must pay this note even if someone else has also agreed to pay it (by, for example, signing this form or a separate guarantee or endorsement). You may sue me alone, or anyone else who is obligated on this note, or any number of us together, to collect this note. You may do so without any notice that it has not been paid
(notice of dishonor). You may without notice release any party to this agreement without releasing any other party. If you give up any of your rights, with or without notice, it will not affect my duty to pay this note. Any extension of new credit to any of us, or renewal of this note by all or less than all of us will not release me from my duty to pay it. (Of course, you are entitled to only one payment in full.) I agree that you may at your option extend this note or the debt represented by this note, or any portion of the note or debt, from time to time without limit of notice and for any term without affecting my liability for payment of the note. I will not assign my obligation under this agreement without your prior written approval.
CREDIT INFORMATION: I agree and authorize you to obtain credit information about me from time to time (for example, by requesting a credit report) and to report to others your credit experience with me (such as a credit reporting agency). I agree to provide you, upon request, any financial statement or information you may deem necessary. I warrant that the financial statements and information I provide to you are or will be accurate, correct and complete.
NOTICE: Unless, otherwise required by law, any notice to me shall be given by delivering it or by mailing it by first class mail addressed to me at my last known address. My current address is on page 1. I agree to inform you in writing of any change in my address. I will give any notice to you by mailing it first class to your address stated on page 1 of this agreement, or to any other address that you have designated.
COLLATERAL PROTECTION INSURANCE: If insurance on collateral is required by my agreement with you and I do not provide evidence of the required coverage, you may purchase insurance at my expense to protect your interests in my collateral. This insurance may, but need not, protect my interests.
The coverage that you purchase may not pay any claim that I make or any claim that is made against me in connection with the collateral. I may later cancel any insurance purchased by you, but only after providing evidence that I have obtained insurance as required by our agreement. If you purchase insurance for the collateral, I will be responsible for the costs of that insurance, including the insurance premium, interests and any other charges you may impose in connection with the placement of the insurance, until the effective date of the cancellation or expiration of the insurance. The costs of the insurance may be added to my total outstanding balance or obligation. The costs of the insurance may be more than the cost of insurance I may be able to obtain on my own.

------------------------------------------------------------------------------
ORAL AGREEMENTS: ORAL AGREEMENTS OR COMMITMENTS TO LOAN MONEY, EXTEND
CREDIT OR TO FOREBEAR FROM ENFORCING REPAYMENT OF A DEBT INCLUDING PROMISES
TO EXTEND OR RENEW SUCH DEBT ARE NOT ENFORCEABLE. TO PROTECT YOU
(BORROWER(S)) AND US (CREDITOR) FROM MISUNDERSTANDING OR DISAPPOINTMENT, ANY AGREEMENTS WE REACH COVERING SUCH MATTERS ARE CONTAINED IN THIS WRITING,
WHICH IS THE COMPLETE AND EXCLUSIVE STATEMENT OF THE AGREEMENT BETWEEN US, EXCEPT AS WE MAY LATER AGREE IN WRITING TO MODIFY IT.
------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------

  DATE OF     PRINCIPAL   BORROWER'S     PRINCIPAL    PRINCIPAL     INTEREST   INTEREST   INTEREST
TRANSACTION    ADVANCE     INITIALS      PAYMENTS      BALANCE        RATE     PAYMENTS     PAID
                        (not required)                                                     THROUGH
------------------------------------------------------------------------------------------------------
   /   /      $                          $            $                   %    $              /   /
------------------------------------------------------------------------------------------------------
   /   /      $                          $            $                   %    $              /   /
------------------------------------------------------------------------------------------------------
   /   /      $                          $            $                   %    $              /   /
------------------------------------------------------------------------------------------------------
   /   /      $                          $            $                   %    $              /   /
------------------------------------------------------------------------------------------------------
   /   /      $                          $            $                   %    $              /   /
------------------------------------------------------------------------------------------------------
   /   /      $                          $            $                   %    $              /   /
------------------------------------------------------------------------------------------------------
   /   /      $                          $            $                   %    $              /   /
------------------------------------------------------------------------------------------------------
   /   /      $                          $            $                   %    $              /   /
------------------------------------------------------------------------------------------------------
   /   /      $                          $            $                   %    $              /   /
------------------------------------------------------------------------------------------------------
   /   /      $                          $            $                   %    $              /   /
------------------------------------------------------------------------------------------------------
   /   /      $                          $            $                   %    $              /   /
------------------------------------------------------------------------------------------------------

                                                                (page 2 of 2)